FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of
March, 2010

UNILEVER NV
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ S G WILLIAMS By S G WILLIAMS SECRETARY

Date:
1 April, 2010

EXHIBIT INDEX
  -------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to Amsterdam Stock Exchange dated 1 April, 2010

Exhibit 99

This Report on Form 6-K contains the following:
Exhibit 1:          Stock Exchange Announcement dated 3 March 2010 entitled 'Unilever Board Changes'
Exhibit 2:          Stock Exchange Announcement dated 29 March 2010 entitled 'Unilever N.V. takes steps to improve governance'

Exhibit 1:
UNILEVER BOARD CHANGES

Unilever today announced that Leon Brittan, Wim Dik and Narayana Murthy will be retiring from the Board at the Annual General Meetings in May this year.
Unilever is proposing that The Rt Hon Sir Malcolm Rifkind MP join the Board as a new Non-Executive Director.  He will be proposed for election to the Board at the Annual General Meetings in Rotterdam on 11 May and in London on 12 May 2010.
Michael Treschow, Chairman of Unilever, said: "I am very pleased that Sir Malcolm Rifkind has agreed to be proposed to join the Board. With his broad background in international affairs he will be a valuable addition to the Board
."
As announced on 16 December 2009, Unilever is also proposing that Jean-Marc Huët be appointed as an Executive Director at the Annual General Meetings in Rotterdam on 11 May and in London on 12 May 2010. Jean-Marc was appointed Chief Financial Officer in February 2010.
Unilever requires all Directors to offer themselves for re-election at the Annual General Meetings each year. The following Directors will therefore be offering themselves for re-election: Louise Fresco, Ann Fudge, Charles Golden, Byron Grote, Hixonia Nyasulu, Paul Polman, Kees Storm, Michael Treschow, Jeroen van der Veer and Paul Walsh.
 - Ends -
3 March 2010

Biographies
The Rt Hon Sir Malcolm Rifkind MP

Nationality: British. Age: 63.

Sir Malcolm is a Member of Parliament for Kensington and Chelsea. In 1979 he was appointed a Parliamentary Under Secretary of State, at first in the Scottish Office and then transferred to the Foreign and Commonwealth Office, being promoted to Minister of State in 1983. Sir Malcolm was appointed a Queen's Counsel in 1985, and became a member of the Cabinet in 1986 as Secretary of State for Scotland. In 1990 he became Secretary of State for Transport and in 1992 Secretary of State for Defence, and from 1995-97 was Foreign Secretary. In 1997 he was knighted in recognition of his public service. Sir Malcolm is a Non-Executive Director of Aberdeen Asset Management plc, Adam Smith International and Continental Farmers' Group Ltd. He is also on the Advisory Board of LEK Partnership.
Jean-Marc Huët
Nationality: Dutch. Age: 40.
Jean-Marc joined Goldman Sachs International in 1993 as an Analyst before becoming an Associate in the Investment Banking Division. In 1999 he became Executive Director of Investment Banking Services. Jean-Marc joined Royal Numico N.V. as Chief Financial Officer and Member of the Executive Board in 2003. In 2007 he took up the role of Senior Vice President and Chief Financial Officer of Bristol-Myers Squibb Company, which he held until 2009.
About Unilever
Unilever works to create a better future every day.  We help people feel good, look good and get more out of life with brands and services that are good for them and good for others.
We are one of the world's leading suppliers of fast moving consumer goods with strong local roots in more than 100 countries. Our portfolio includes some of the world's best known and most loved brands including thirteen €1 billion brands, and global leadership in many categories in which we operate. The portfolio features iconic brands such as: Knorr, Hellmann's, Lipton, Dove, Axe/Lynx, Omo/Persil and Cif. We have around 174,000 employees in approaching 100 countries, and generated annual sales of
€40
billion in 2009.  For more information about Unilever and its brands, please visit
www.unilever.com
.

Exhibit 2:
UNILEVER N.V. TAKES STEPS TO FURTHER IMPROVE
CORPORATE GOVERNANCE
Proposals to simplify capital structure of Unilever N.V.

Rotterdam, 29 March 2010
. - Unilever N.V. today announced proposals to improve and simplify its corporate governance and capital structure.  Unilever N.V intends to propose to cancel its 4% cumulative preference shares and to seek authorisation to buy back its 6% and 7% cumulative preference shares.
Unilever believes that these actions will strengthen the link between economic interest and voting rights for Unilever N.V. shareholders and move it towards the principle of one share, one vote.
Over the years Unilever N.V. issued various classes of preference shares.  Since then there has been a gap between their economic value and the votes that they represent.
Unilever N.V. will put to its forthcoming Annual General Meeting to be held on 11 May 2010 a proposal to cancel its 4% cumulative preference shares. Upon cancellation holders would receive a cash payment of €45.37802 for each 4% Unilever N.V. cumulative preference share, as provided in the Unilever N.V. articles of association.
Unilever N.V. will also pay the dividend accrued until the moment of cancellation
.
Unilever N.V. also intends to seek authority from the Unilever N.V. Annual General Meeting to buy back the 6% Unilever N.V. cumulative preference shares at a price of up to €575.50, and the 7% Unilever N.V. cumulative preference shares at a price of up to €671.40 per share.
Unilever N.V. currently intends to implement the buy back by way of a public offer, to be run in parallel with the proposed cancellation of the 4% Unilever N.V. cumulative preference shares. Unilever N.V. emphasises that at this point there is no certainty about the execution of these proposals nor on the timing thereof.
The cancellation of the 4% Unilever N.V. preference shares will result in a total cash consideration in the region of €35 million.  If all holders of the 6% and 7% Unilever N.V. preference shares would tender their shares, this could result in a further cash consideration for Unilever N.V. of a maximum of €120 million, including all accrued dividends.
The agenda of the Annual General Meeting of Unilever N.V., as well as other meeting documents will be available as from 31 March 2010.  The meeting will take place at the World Trade Centre, Rotterdam, on Tuesday 11 May 2010.
These proposals do not relate to Unilever PLC.

-Ends-

Enquiries:
Unilever

Media: Media Relations Team UK +44 20 7822 6805 tim.johns@unilever.com NL +31 10 217 4844 flip.dotsch@unilever.com	Investors: Investor Relations Team +44 20 7822 6830 investor.relations@unilever.com +31 20 575 4010

About Unilever:

Unilever works to create a better future every day. We help people feel good, look good and get more out of life with brands and services that are good for them and good for others.

We are one of the world's leading suppliers of fast moving consumer goods with strong local roots in more than 100 countries.  Our portfolio includes some of the world's best known and most loved brands including eleven €1 billion brands, and global leadership in many categories in which we operate. The portfolio features iconic brands such as: Knorr, Lipton, Becel, Hellmann's, Unox, Dove, Sunsilk, Rexona, Omo,  Cif, and Glorix.
We have around 163,000 employees in approaching 100 countries, and generated annual sales of
€40
billion in 2009.  For more information about Unilever and its brands, please visit
www.unilever.com
.

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the 20-F Report and the Annual Report and Accounts 2009. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.